Exhibit 12.1

	Fiscal Year Ended
(In millions except for ratio of earnings to fixed charges)	January 31, 2017		January 31, 2016		January 31, 2015	January 31, 2014	January 31, 2013
Earnings:
Income before income taxes	$(523.8	)**	$(20.3	)**	$83.0	$279.9	$310.0
Fixed charges	61.5		51.0		30.5	30.1	14.4

Total earnings	$(462.3)		$30.7		$113.5	$310.0	$324.4

Fixed charges(*)	$61.5		$51.0		$30.5	$30.1	$14.4
Ratio of earnings to fixed charges	—		—		3.7x	10.3x	22.5x

(*)	Fixed charges consist of interest expense and an estimate of interest as a component of rental expense.
(**)	Due to the losses in the fiscal years ended January 31, 2017 and January 31, 2016, our ratio of earnings to fixed charges for each period was less than 1:1. We would have needed to generate additional earnings in each such period of $523.8 million and $20.3 million, respectively, to achieve an earnings to fixed charges ratio of 1:1.